[Letterhead of Universal Access Global Holdings Inc.]

Exhibit 99.1

March 30, 2004

VIA EDGAR

Internet Capital Group, Inc.

690 Lee Road, Suite 310

Wayne PA, 19087

Re:	Universal Access Global Holdings Inc. 2003 Financial Statements

Ladies and Gentlemen:

The limited resources of Universal Access Global Holdings Inc. (the “Company”) were consumed by management’s efforts with respect to a potential financing and strategic transaction. These factors have resulted in the Company’s inability to complete and file its Annual Report on Form 10-K by March 30, 2004, and could not have been eliminated without unreasonable effort or expense. Therefore, the Company will not be able to provide to Internet Capital Group, Inc. the financial statements required pursuant to Rule 3-09 of Regulation S-X. The completed filing is expected to be available within the requested fifteen-day extension period.

Sincerely,

Universal Access Global Holdings, Inc.

/S/ Brian Coderre

Chief Financial Officer